FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

November 29, 2017

Item 3.	News Release

A news release issued on November 29, 2017, at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Aurora Cannabis Inc. launches takeover bid for CanniMed, invites CanniMed shareholders to tender to the bid.

Full Description of Material Change

Please see attached news release dated November 29, 2017.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Vice President of Finance
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED November 29, 2017.

November 29, 2017	TSX: ACB

Aurora Cannabis Launches Takeover Bid for CanniMed, Invites CanniMed Shareholders
to Tender to the Bid

•	Offer currently valued at $24.00 per CanniMed share
•	56.9% premium to CanniMed closing price prior to Aurora’s takeover proposal announcement
•	Lockup agreements already in place with shareholders holding 38% of CanniMed shares, including Cannimed’s 3 largest shareholders

Vancouver, BC – November 24, 2017 – Aurora Cannabis Inc. (the “Company” or “Aurora”) (TSX: ACB) announced today that, further to its press release of November 17, 2017, it has formally commenced its offer (the “Offer”) to purchase all of the issued and outstanding common shares (the “CanniMed Shares”) of CanniMed Therapeutics Inc. (“CanniMed”) (TSX: CMED) for consideration consisting of common shares of Aurora (the “Aurora Shares”).

Notice and advertisement of the Offer was placed in the November 24, 2017 edition of the Globe & Mail, and a takeover bid circular will be mailed to CanniMed shareholders. In addition, Aurora will file the offer and takeover bid circular and related documents (the “Offer Documents”) on SEDAR. The Offer Documents will also be available on Aurora’s website at www.auroramj.com and shareholders are invited to visit cannimed.auroramj.com for further information.

The price being offered by Aurora for each CanniMed Share, which would currently be equivalent to the Cap Price (as such term is defined below) of $24.00 payable in Aurora Shares given Aurora’s closing share price of $6.42 on November 22, 2017, represents a compelling premium of 56.9% over the closing price of CanniMed Shares on November 14, 2017 (the last day prior to the public disclosure of Aurora’s intention to pursue a combination with CanniMed), and a 74.7% premium over the volume weighted average price (“VWAP”) for CanniMed Shares for the last 20 trading days ended November 14, 2017.

Terms of the Offer

The Offer will provide holders of CanniMed Shares with 4.52586207 Aurora Shares for each CanniMed Share, subject to a maximum of $24.00 (the “Cap Price”) in Aurora Shares. If, on the earlier of the expiry time of the Offer and the date on which all conditions to the Offer have been satisfied, the 20-day volume weighted average price (the “Calculation Date VWAP”) of Aurora Shares traded on the TSX is greater than $5.30 per Aurora Share, the number of Aurora Shares that a holder of CanniMed Shares will receive will be calculated by dividing the Cap Price of $24.00 by the Calculation Date VWAP.

The Offer will be remain open for acceptance until 11:59 p.m. (Pacific time) on March 9, 2018. Subject to applicable secuities laws, the deposit period may be extended, or in certain circumstances reduced, by Aurora. In light of CanniMed’s proposed alternative transaction with Newstrike Resources Ltd. (the “Newstrike Resources Alternative Transaction”), Aurora has applied to the Financial and Consumer Affairs Authority of Saskatchewan and the Ontario Securities Commission to obtain an order reducing the minimum deposit period for the Offer in order to allow CanniMed’s shareholders to consider the Offer concurrently with the Newstrike Resources Alternative Transaction. CanniMed shareholders are advised, however, that there is no assurance such relief will be obtained.

Compelling Strategic Rationale for the Aurora-CanniMed Combination

Aurora continues to believe that the combination of the two companies is extremely compelling, in the best interest of both CanniMed’s and Aurora’s shareholders, and will accelerate growth and shareholder value creation for the combined entity, further extending Aurora’s leadership position within the global cannabis sector.

“We are excited to be able to present this offer to CanniMed’s shareholders. We are confident that they will find the significant premium we are offering on CanniMed’s shares is highly attractive, and is amplified by the opportunity to participate in the growth of the combined company through Aurora’s common shares,” said Terry Booth, CEO of Aurora. “Our ability to unlock value is one of the driving forces behind our offer, as we believe that we will be able to accelerate CanniMed’s growth more effectively than current management, and so we invite and encourage CanniMed’s shareholders to tender their shares to the bid.”

By combining with Aurora, CanniMed will be able to leverage certain of Aurora’s strengths to expand its business. The combined company will have an expanded geographic footprint, increased production capacity, an expanded product portfolio and other synergistic benefits, such as:

•	Increased Oil Production. High throughput oil production through Aurora’s strategic extraction partner, Radient Technologies Inc., to satisfy growing international demand;
•

CanvasRx. Aurora’s wholly owned subsidiary, CanvasRx Inc., is the industry leading physician education and patient counselling services company, having helped over 35,000 patients register with licensed producers;

•

Accelerated Growth Through Innovation. CanniMed will be able to leverage Aurora’s sector leadership in execution, technology integration and innovation for the purpose of accelerating development and growth potential;

•	eCommerce. CanniMed will have access to Aurora’s e-commerce platform, including the only mobile app in Canada that enables customer purchases;
•	Same Day Delivery. CanniMed will have access to Aurora’s same-day delivery capabilities; and
•

Strong Cash Position and Balance Sheet to Support Additional Growth. Aurora`s sector- leading cash position and balance sheet will enable faster roll-out of initiatives for CanniMed to accelerate growth.

In addition to Aurora’s standalone strengths, which can be leveraged to build CanniMed’s brand and revenues, a combined Aurora-CanniMed would have:

•

Over 130,000 kg of Funded Capacity. Funded capacity of over 130,000 kilograms of annual production (including both current facilities and facilities under construction), with significant additional capacity planned and funded;

•	Expanded International Presence – A strengthened international presence with operations and agreements across North America, the European Union, Australia, South Africa, and the Cayman Islands;
•	6 State-of-the-Art Facilities. Significant cultivation capacity with six state-of-the-art facilities;
•	Increased Export Capacity. Multiple EU GMP-compliant production facilities and significantly increased export capacity;
•	Genetics. Expansion of both companies’ portfolio of genetics;
•	Broader Product Portfolio. The combination of each company’s product lines will broaden the number of product offerings, delivery mechanisms, and devices;
•	Strategic Product Synergies. Complementary product offerings which will provide better opportunities for market penetration in new sectors; and
•	Improved Yields. Expected enhanced production yields and product quality through cross- application of proprietary technologies and intellectual property from each of Aurora and CanniMed.

Reasons to Tender to the Aurora-CanniMed Combination

Among other reasons, CanniMed’s shareholders are encouraged to tender their shares to the Offer because:

•

Receive a Premium vs. Pay a Premium. The Offer provides CanniMed Shareholders the opportunity to receive a 56.9% premium over the closing price of CanniMed Shares on November 14, 2017, the last day prior to the public disclosure of Aurora’s intention to pursue a combination with CanniMed, and a 74.7% premium over the VWAP over the last twenty trading days ended on November 14, 2017. In contrast, the Newstrike Resources Alternative Transaction has CanniMed Shareholders paying a 26% premium to the Newstrike closing price as at November 6, 2017, the last day prior to market speculation in Newstrike shares.

•

High Likelihood of Completion. Aurora believes that there is a high likelihood that more than 66 2/3% of the outstanding shares will be tendered to the Offer, and therefore the Offer will be successful, given that the Offer is already supported by 38% of CanniMed Shareholders (the “Locked-Up Shareholders”).

•

Support of Major Shareholders. The Locked-up Shareholders include CanniMed’s three largest shareholders, which represent 38% of CanniMed Shares. The Locked-up Shareholders have already agreed to tender their shares in favour of the Offer and are precluded from tendering any of their common shares in favour of any other competing acquisition proposal relating to CanniMed.

•

Potential for Downward Share Price Impact if Offer is Not Accepted. The Offer represents a significant premium to the market price of CanniMed Shares prior to the public announcement of Aurora’s interest to acquire CanniMed. Given the Lock-Up Agreements, Aurora believes it will be extremely difficult for CanniMed to proceed with an alternative competing transaction to the Offer. If the Offer is not successful and no competing transaction is made, Aurora believes the trading price of CanniMed shares may decline to pre-Offer levels.

•

Continued Participation with an Industry Leader. Aurora has rapidly become a globally significant cannabis company with a proven track record of exceptional shareholder value creation. Since receiving its first license to cultivate from Health Canada in February 2015, Aurora has completed a number of acquisitions and investments, completed capital programs to expand facilities, and developed marketing and delivery capabilities, demonstrating an ability to be agile, innovative and execute its business plans. The Offer provides CanniMed shareholders the opportunity to continue to participate in the compelling industry growth alongside the established and successful track record of Aurora.

•

Increased Scale, Capital Markets Presence and Access to Capital. The pro forma combined company would have, based on the current trading price of the Aurora Shares, a market capitalization approaching $3.5 billion, in addition to significantly enhanced liquidity relative to CanniMed, providing greater access to capital. Aurora has cash of more than $180 million (increasing to $340 million upon completion of its current capital initiatives), relative to only $54 million for CanniMed based on its most recent quarterly financial statements. Aurora’s capitalization makes it well positioned to continue pursuing its aggressive global expansion and differentiation strategy.

Conditions of the Offer

The Offer is subject to a number of customary conditions, including: (i) there being deposited under the Offer, and not withdrawn, at least 66 % of the outstanding CanniMed Shares (calculated on a fully diluted basis), excluding any CanniMed Shares held by Aurora; (ii) the proposed acquisition of Newstrike Resources Inc. announced by CanniMed in its new release of November 17, 2017 shall not have proceeded, and shall have been terminated; (iii) receipt of all governmental, regulatory and third party approvals that Aurora considers necessary or desirable in connection with the Offer; (iv) no material adverse change having occurred in the business, affairs, prospects or assets of CanniMed; and (v) the minimum tender and other conditions set out in National Instrument 62-104 Take-Over Bids and Issuer Bids. In addition, in accordance with the policies of the TSX, Aurora requires the approval of its shareholders to issue the Aurora Shares to be distributed by it in connection with the Offer. Aurora will call a meeting of its shareholders to consider a resolution to approve the issuance of Aurora Shares in connection with the Offer in early 2018.

Acknowledgement of CanniMed Special Committee

Aurora acknowleges that, as announced in a press release on November 22, 2017, the Board of Directors of CanniMed has formed a Special Committee to review the Offer, and Aurora remains open to a dialogue whereby the parties can work toward a constructive, mutually agreeable transaction in a timely manner.

“The initial decision of CanniMed not to explore our proposal was unfortunate.” said Ronan Levy, Aurora’s Vice President of Business and Corporate Affairs. “However, we are hopeful that CanniMed’s Special Committee will see, as we do, that the financial and strategic rationales for a combination with Aurora are compelling, and that the transaction is in the best interests of CanniMed’s shareholders. We remain available for productive conversations with the Special Committee such that the benefits of the combination can begin to be realized by the shareholders of both of our companies as soon as possible.”

Advisors

Aurora has retained Canaccord Genuity Corp. as its financial advisor in connection with the Offer. McMillan LLP is acting as the legal advisor to Aurora for the Offer. Laurel Hill Advisory Group has also been retained by Aurora as its Depositary and Information Agent in connection with the Offer. Shareholders with questions regarding Aurora’s Offer can contact Laurel Hill at 1-877-452-7184 (or +1-416-304-0211 – collect call for shareholders outside North America).

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as “Aurora Vie” in Pointe-Claire, Quebec on Montreal’s West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport.

In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully-diluted basis) in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Board of Directors,
AURORA CANNABIS INC.

Terry Booth
CEO

###

Further information:

Cam Battley	Marc Lakmaaker
Executive Vice President	Director, Investor Relations and
+1.905.864.5525	Corporate Development
cam@auroramj.com	+1.647.269.5523
www.auroramj.com	marc.lakmaaker@auroramj.com

SHAREHOLDER QUESTIONS

Questions may be directed to Aurora's Depositary and Information Agent at:

Laurel Hill Advisory Group

North America Toll Free: 1-877-452-7184

Collect Calls Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

This news release contains certain “forward-looking statements” within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as “plan”, “continue”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur. These statements are only predictions. Forward looking statements in release include statements regarding the proposed terms of the business combination of Aurora with CanniMed (the “Combination”), the timing or potential for discussions regarding the Combination, the expected benefits of the Combination, and the anticipated market capitalization of the combined entity. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release, including assumptions based upon CanniMed’s publicly disclosed information, and that there will be no change in the business, prospects or capitalization of CanniMed or Aurora. Forward-looking statements include, but are not limited to, the successful completion of the Offering and the use of proceeds of the Offering and the Company’s intention to continue international and domestic expansion. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and the accuracy and completeness of publicly available information regarding CanniMed, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and continuous disclosure filings, which are available at www.sedar.com.

In particular, this News Release contains forward-looking information concerning:

(i)	the Offer, various terms of the Offer and the anticipated timing of completion of the Offer;

(ii)

expectations with respect to synergies and efficiencies that may be achieved upon a combination of the businesses of Aurora and CanniMed and other benefits of a combination of the businesses of Aurora and CanniMed; and

(iii)	expectations with respect to business and geographical diversification of the combined entity.

Readers are cautioned not to place undue reliance on forward looking statements.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Respecting CanniMed Information

The information concerning CanniMed contained in this News Release has been taken from, or is based upon, publicly available information filed by CanniMed with securities regulatory authorities in Canada prior to the date of this News Release and other public sources. CanniMed has not reviewed this News Release and has not confirmed the accuracy and completeness of the CanniMed information contained herein. Neither Aurora, nor any of the officers or directors of Aurora, assumes any responsibility for the accuracy or completeness of such CanniMed information or any failure by CanniMed to disclose events or facts that may have occurred, or which may affect the significance or accuracy of any such CanniMed information, but which are unknown to Aurora. Aurora has no means of verifying the accuracy or completeness of any of the CanniMed information contained in this News Release or whether there has been a failure by CanniMed to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information.

Notice to U.S. Holders

The Offer will be made for the securities of a company formed outside of the United States. The Offer will be subject to disclosure requirements of Canada that are different from those of the United States. Financial statements included in the documents, if any, will be prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for a securityholder in the United States to enforce his/her/its rights and any claim a securityholder may have arising under the U.S. federal securities laws, since the issuer is located in Canada, and some or all of its officers or directors may be residents of Canada or another country outside of the United States. A securityholder may not be able to sue a Canadian company or its officers or directors in a court in Canada or elsewhere outside of the United States for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court’s judgment.

Securityholders should be aware that the issuer may purchase securities otherwise than under the Offer, such as in open market purchases.

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